UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)

Madison Covered Call & Equity Strategy Fund
(Name of Issuer)

Common Stock
(Title of Class of Securities)

557437100
(CUSIP Number)

Daniel Lippincott, Senior Tax-Sensitive Manager
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 557437100

1	NAME OF REPORTING PERSON Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,770,923
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 1,770,923
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,770,923
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.19%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 557437100

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,950
	8	SHARED VOTING POWER 42,685
	9	SOLE DISPOSITIVE POWER 76,950
	10	SHARED DISPOSITIVE POWER 42,685
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,635
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 557437100

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned ("Amendment No. 6"). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration..

Item 3 is hereby amended and restated to read as follows:

Karpus, an independent registered investment advisor, has accumulated 1,770,923 Shares on behalf of accounts that are managed by Karpus (the “Accounts”) under limited powers of attorney, which represents approximately 9.19% of the outstanding Shares. All funds that have been utilized in making such purchases are from such Accounts. These Shares have been purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate purchase price of the 1,770,923 Shares beneficially owned by Karpus is approximately $13,457,389, excluding brokerage commissions. These Shares have been purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate purchase price of the 119,635 Shares held by Mr. Karpus and the Karpus Entities is approximately $865,661, excluding brokerage commissions. These Shares have been purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

CUSIP NO. 557437100

Item 4.	Purpose of Transaction..

Item 4 is hereby amended to add the following:

On June 29, 2018, Madison Strategic Sector Premium Fund ("MSP"), the Issuer, Madison Asset Management, LLC ("Madison"), Frank E. Burgess (with respect to Sections 3.8 and 5.2 only therein)("Burgess") and Karpus entered into a Settlement Agreement (the "Settlement Agreement") pursuant to which, among other things: (i) MSP would merge into MCN (subject to shareholder approval), (ii) the combined fund would then immediately conduct a self tender offer for 25% of the outstanding shares of beneficial interest of the combined fund at a price equal to 99.5% of net asset value, and (iii) Burgess would would not tender his shares in said tender offer. Karpus also agreed, among other things, to (i) support the proposed merger, and (ii) certain customary standstill provisions for a period of 3 years.

The foregoing description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

CUSIP NO. 557437100

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 19,268,423 Shares outstanding, which is the total number of Shares outstanding as of December 31, 2017 as reported in the Issuer’s Certified Shareholder Report, Annual, of Registered Management Investment Companies on Form N-CSR, filed with the Securities and Exchange Commission on March 6, 2018.

A ..	Karpus Investment Management

(a)	As of the close of business on June 29, 2018, Karpus beneficially owned 1,770,923 Shares held in the Accounts.

Percentage: 9.19%

(b)	1. Sole power to vote or direct vote: 1,770,923
2. Shared power to vote or direct vote: -
3. Sole power to dispose or direct the disposition: 1,770,923
4. Shared power to dispose or direct the disposition: -

(c)	The transactions in the Shares by Karpus since the filing of its last Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
B ..	George W. Karpus

(a)
As of the close of business on June 29, 2018, George W. Karpus beneficially owned 76,950 Shares. In addition, George W. Karpus may be deemed to beneficially own the 42,685 Shares held in the Karpus Entities.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 76,950
2. Shared power to vote or direct vote: 42,685
3. Sole power to dispose or direct the disposition: 76,950
4. Shared power to dispose or direct the disposition: 42,685

(c)	Mr. Karpus nor the Karpus Entities had any transactions since the last filing of its Schedule 13D.

The Reporting Persons, as members of a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 557437100

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 29, 2018, MSP, the Issuer, Madison, Burgess (with respect to only Sections 3.8 and 5.2 therein) and Karpus entered into a Settlement Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

CUSIP NO. 557437100

Item 7.	Material to be Filed as Exhibits..

Item 7 is hereby amended to add the following exhibit:

99.1	Settlement Agreement, by and between MSP, the Issuer, Madison, Burgess (with respect to Sections 3.8 and 5.2 only therein) and Karpus, dated June 29, 2018.

CUSIP NO. 557437100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 2, 2018

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

/s/ George W. Karpus
George W. Karpus

CUSIP NO. 557437100

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer and Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	400 Shares
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Sharon L. Thornton	Senior Director of Investments	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel L. Lippincott	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	0 Shares

CUSIP NO. 557437100

SCHEDULE B

Transactions in the Shares Since the Last Filing of Schedule 13D.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Sale of Common Stock	(2,340)	$7.49	5/14/2018
Sale of Common Stock	(29,407)	$7.47	5/15/2018
Sale of Common Stock	(1,910)	$7.50	5/18/2018
Sale of Common Stock	(6,995)	$7.52	5/21/2018
Sale of Common Stock	(4,350)	$7.54	5/22/2018
Sale of Common Stock	(3,550)	$7.52	5/23/2018
Sale of Common Stock	(5,750)	$7.52	5/24/2018

CUSIP NO. 557437100

EXHIBIT 99.1

SETTLEMENT AGREEMENT

This Settlement Agreement is dated as of June 29, 2018 (the "Agreement"), by and between (i) Madison Strategic Sector Premium Fund, a Delaware statutory trust ("MSP"), (ii) Madison Covered Call & Equity Strategy Fund, a Delaware statutory trust ("MCN," and together with MSP, the "Funds" and each a "Fund"), (iii) Madison Asset Management, LLC, a Wisconsin limited liability company ("Madison"), and (iv) Karpus Management, Inc., a corporation organized under the laws of the State of New York, and any present or future account it manages, controls or to which it is related, as well as any present or future entity which is wholly or majority-owned by it (collectively, "Karpus"). Each of MSP, MCN, Madison and Karpus is referred to in this Agreement as a "Party" and collectively, the "Parties." Frank E. Burgess, in his individual capacity as a shareholder of the Funds ("Burgess"), is a party to this Agreement with respect to Sections 3.8 and 5.2 hereof only.

WHEREAS, Madison serves as the investment adviser to the Funds, each of which is a registered as a closed-end investment company under the 1940 Act (as defined below); and

WHEREAS, certain funds and/or accounts managed by Karpus are shareholders of the Funds; and

WHEREAS, the Parties have engaged in discussions regarding the Funds, Karpus' investment in the Funds and one or more proposals with respect to the Funds; and

WHEREAS, in the course of such discussions, the Parties discussed (i) the submission to Fund shareholders of a proposal to merge MSP into MCN (the "Merger"), with MCN as both the legal and accounting survivor (the "Surviving Fund") to be conducted as expeditiously as possible, subject to required approvals, including approval by both MSP and MCN shareholders (the "Merger Proposal"), followed immediately by (ii) a self-tender of up to 25% of the outstanding shares of beneficial interest of the Surviving Fund (the "Maximum Amount") at a price equal to 99.5% of NAV (as defined below) of the Surviving Fund (the "Tender Offer"); and

WHEREAS, the Boards of Trustees of MSP and MCN (each, a "Board" and collectively, the "Boards") have approved the Merger and will recommend the Merger Proposal for consideration and approval by the MSP shareholders at the MSP Special Meeting (as defined below) and the MCN shareholders at the MCN Annual Meeting (as defined below); and

WHEREAS, the Boards of MSP and MCN have approved the Tender Offer, to commence as soon as practicable following consummation of the Merger.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the parties agree as follows:

Section 1. Certain Defined Terms

For purposes of this Agreement:

"1934 Act" means the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations promulgated thereunder by the SEC (as defined below).

"1940 Act" means the Investment Company Act of 1940, as amended, and the applicable rules and regulations promulgated thereunder by the SEC.

"Affiliate" has the meaning set forth in Rule 405 promulgated by the SEC under the Securities Act of 1933, as amended, and the applicable rules and regulations promulgated thereunder by the SEC, and the applicable rules and regulations promulgated thereunder by the SEC.

"Beneficial Owner," "Beneficially Own" and derivations thereof have the meanings set forth in Rule 13d-3 promulgated by the SEC under the 1934 Act.

"Code" means the Internal Revenue Code of 1986, as amended.

"Effective Period" means the period from the date of this Agreement until the Termination Date (as defined below).

"Governmental Entity" means any foreign, federal, state, or local government or regulator or any court, arbitrator, administrative agency, or commission or other governmental or regulatory authority, official or agency (including a stock exchange or other self-regulatory body).

"NAV" means net asset value, as calculated in good faith in accordance with the Funds' customary valuation procedures.

"NYSE" means the New York Stock Exchange.

"Person" has the meaning set forth in Section 2(a)(28) of the 1940 Act.

"SEC" means the United States Securities and Exchange Commission or any successor entity.

"Shares" means any shares of beneficial interest of a Fund, or any securities convertible into or exchangeable or exercisable for any shares of beneficial interest of a Fund.

"Transfer" means, with respect to a security, the sale, grant, assignment, transfer, pledge, hypothecation, encumbrance, assignment, constructive sale, or other disposition of such security or the Beneficial Ownership thereof (including by operation of law), or the entry into of any agreement to effect any of the foregoing, including, for purposes of this Agreement, the transfer or sharing of any voting power of such security.

Section 2. Merger Proposal and Tender Offer

2.1 Merger Proposal.

(a) On the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, Madison and the Funds shall submit the Merger Proposal to a vote of (i) the shareholders of MSP at a special meeting of shareholders, including any postponement or adjournment thereof (the "MSP Special Meeting") and (ii) the shareholders of MCN at the 2018 annual meeting of shareholders, including any postponement or adjournment thereof (the "MCN Annual Meeting" and together with the MSP Special Meeting, the "Meetings"), both of which shall be held as soon as practicable but no later than September 28, 2018. The Merger Proposal will be the only matter considered at the MSP Special Meeting, while the Merger Proposal and the election of trustees will be considered at the MCN Annual Meeting. Except for the Meetings, there shall be no meeting of shareholders of the Funds held prior to the earlier of (i) the Merger Closing Date and (ii) 30 days following earlier termination of this Agreement pursuant to Section 7.1. Madison and the Funds will consummate the Merger as soon as possible following approval by the shareholders of the Funds at the Meetings.

(b) The Merger Proposal shall include the following terms: (i) the merger of MSP with and into MCN, which is intended to be treated for federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Code; (ii) the de-registration of MSP under the 1940 Act; (iii) the removal of MSP shares of beneficial interest from listing on the NYSE; (iv) the withdrawal of MSP from registration under the 1934 Act; and (v) the continuation of MCN as the legal and accounting survivor of the Merger, with the current members of the MCN Board of Trustees comprising the full Board of the Surviving Fund. Because the Merger is intended to be tax free for federal income tax purposes, the Parties understand and agree that in addition to the other requirements under the Code, the "continuity of business enterprise" and "continuity of shareholder interest" tests must be met.

(c) Subject to applicable legal and regulatory requirements, Madison and the Funds shall (i) recommend the approval of the Merger Proposal by shareholders of MSP and MCN at the Meetings, (ii) engage a proxy solicitor and (iii) use reasonable best efforts to cause the approval of the Merger Proposal by Fund shareholders at the Meetings.

2.2 Tender Offer. Subject to consummation of the Merger, as soon as practicable following the closing of the Merger (the "Merger Closing Date") but no later than October 10, 2018 (the "Tender Commencement Date"), the Surviving Fund shall conduct the Tender Offer. The Tender Offer shall be conducted in accordance with Rule 13e-4 under the 1934 Act and other applicable laws, rules and regulations, and shall include the following terms: (i) shareholders of the Surviving Fund shall have the opportunity to tender some or all of their shares of beneficial interest at a price equal to 99.5% of the Surviving Fund's NAV as determined as of the close of the regular trading session of the NYSE on the date the Tender Offer expires, (ii) the Surviving Fund shall purchase shares of beneficial interest tendered and not withdrawn on a prorated basis up to the Maximum Amount if greater than the Maximum Amount of shares are properly tendered and not properly withdrawn, and (iii) the consideration to be paid by the Surviving Fund for the shares under the Tender Offer shall consist solely of cash. Madison and the Funds shall use their reasonable best efforts to complete the Tender Offer by November 7, 2018 (the "Tender Completion Date").

Section 3. Additional Agreements

3.1 Karpus covenants and agrees that it will continue to Beneficially Own the Shares set forth in Section 6.2(d) through the record date of the Meetings. This Agreement shall not prohibit Karpus from selling Shares in a non-discretionary manner, provided that (i) such trades are as a result of: (a) a documented, specific order from a client who is not affiliated with Karpus, or (b) routine account maintenance such as transfers of accounts, account withdrawals, or account re-balancing, and (ii) the trades are consistent with all applicable laws and regulations regarding the use of material non-public information.

3.2 Karpus covenants and agrees that at the Meetings, Karpus will (i) cause its Shares to be counted as present thereat for purposes of calculating a quorum, and (ii) vote or cause to be voted at the Meeting all of the Shares Beneficially Owned by Karpus as of the record date of the Meeting (x) in favor of the Merger Proposal, (y) against any proposal made in opposition to, or in competition or inconsistent with, the Merger Proposal, and (z) against any action or agreement that could adversely affect the ability of the Funds to consummate the transactions contemplated by the Merger Proposal; provided, that with respect to any other matter, including any proposed change to any fundamental investment policy, Karpus shall vote as it so determines. Notwithstanding the foregoing, however, with respect to any investment company managed by Karpus and operating pursuant to Section 12(d)(1)(E) of the 1940 Act and, therefore, obligated to vote certain of its Shares in accordance with one of the methods prescribed in Section 12(d)(1)(E)(iii)(aa), any such Shares may be voted in accordance with Section 12(d)(1)(E)(iii)(aa).

3.3 Karpus covenants and agrees that until the termination of the Effective Period, it will not, directly or indirectly, alone or in concert with others, unless consented to in writing by the President of the Funds or by a resolution of a majority of the Boards, take any of the actions set forth below (or take any action that would require a Fund to make an announcement regarding any of the following):

(a) effect, seek, offer, engage in, propose (whether publicly or otherwise) or cause or participate in, or assist any other Person to effect, seek, engage in, offer or propose (whether publicly or otherwise) or participate in any "solicitation" of "proxies" (as such terms are defined in the rules and regulations promulgated under the 1934 Act but without regard to the exclusion set forth in Rule 14a-1(l)(2)(iv) from the definition of "solicitation"), whether or not relating to the election or removal of trustees, with respect to a Fund or any action resulting in Karpus becoming a "participant" in any "election contest" (as such terms are defined in the rules and regulations promulgated under the 1934 Act) with respect to a Fund;

(b) propose any matter for submission to a vote of shareholders of a Fund;

(c) grant any other proxy with respect to any Shares (other than to the President of the Funds or Affiliates of Madison);

(d) execute any written consent, other than those proposed by the Boards, with respect to any Shares;

(e) form, join or participate in a "group" (within the meaning of Section 13(d)(3) of the 1934 Act) with respect to any Shares or deposit any Shares in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares or other agreement having similar effect, except for the group evidenced by the Schedule 13D, as amended, filed by Karpus with the SEC relating to the Shares (the "Karpus 13D");

(f) seek, alone or in concert with others, (i) to call a meeting of shareholders of a Fund; (ii) representation on a Board; (iii) the removal of any member of a Board; or (iv) to control or influence the management or policies of a Fund;

(g) initiate or pursue any litigation or any regulatory action or proceeding against Madison, the Funds or their respective trustees, officers and employees, including Affiliates thereof, other than in connection with breach of this Agreement; or

(h) except as specifically contemplated by this Agreement, enter into any discussions, negotiations, arrangements or understandings with any Person with respect to any of the foregoing, or advise, assist, encourage or seek to persuade others to take any action with respect to any of the foregoing.

3.4 In addition to the covenants set forth in Section 3.2, Karpus covenants and agrees that during the Effective Period, it will vote any Shares Beneficially Owned by Karpus in accordance with the recommendations of the Boards on any matters submitted to a vote of shareholders at an annual or special meeting; provided, however, that with respect to any proposed change to any fundamental investment policy, Karpus shall vote as it so determines. Notwithstanding the forgoing, however, with respect to any investment company managed by Karpus and operating pursuant to Section 12(d)(1)(E) of the 1940 Act and, therefore, obligated to vote certain of its Shares in accordance with one of the methods prescribed in Section 12(d)(1)(E)(iii)(aa), any such Shares may be voted in accordance with Section 12(d)(1)(E)(iii)(aa).

3.5 Karpus covenants and agrees that during the Effective Period, it will not sell or otherwise Transfer or attempt to Transfer any portion of Shares or any interest therein held by it or by funds or accounts over which it has voting, dispositive or investment power to any person which it knows to be engaged in any of the activities listed in Section 3.3 of this Agreement or to which it knows intends to engage in any of the activities listed in Section 3.3 of this Agreement; provided, however, that Karpus is permitted to buy or sell Shares for investment purposes during the Effective Period, so long as it does not violate the terms of this Agreement.

3.6 Karpus covenants and agrees that, (A) upon the Tender Commencement Date (i) the letter submitted by Karpus to MSP dated February 7, 2018, which letter advised MSP of Karpus' timely submittal of a shareholder proposal pursuant to Rule 14a-8 under the 1934 Act for presentation to MSP shareholders at the next annual shareholders' meeting originally anticipated to be held in August 2018 (the "2018 Annual Meeting"), and (ii) the letter submitted by Karpus to MSP dated May 7, 2018, which letter advised MSP of Karpus' intent to nominate one trustee for election as a Class I trustee at the 2018 Annual Meeting, shall be deemed withdrawn (the letters described in sub-clause (A)(i) and (ii) above are collectively referred to as the "MSP Letters"); and (B) upon the public announcement by the Funds of the intention to solicit shareholder approval of the Merger Proposal and to engage in the Tender Offer (the "Announcement Date"), the letter (the "MCN Letter") submitted by Karpus to MCN dated February 15, 2018, which letter advised MCN of Karpus' timely submittal of a shareholder proposal pursuant to Rule 14a-8 under the 1934 Act for presentation to MCN shareholders at the next annual shareholders' meeting originally anticipated to be held in August 2018, shall be deemed withdrawn; provided, however, that if Madison or the Funds breach any term of this Agreement, Madison and the Funds agree that neither the MSP Letter nor the MCN Letter shall be deemed withdrawn pursuant to this Section 3.6 and the MSP Letter and MCN Letter shall be valid and in effect.

3.7 Karpus shall not acquire beneficial ownership over any additional Shares of MCN or MSP until the Announcement Date. Nothing in this Agreement, however, shall prevent Karpus from acquiring Shares of MCN or MSP after that date, provided that all shares held by Karpus will be voted in accordance with the recommendations of the Board (with the exception of fundamental investment policy changes) during the Effective Period pursuant to Section 3.4, so long as such acquisitions do not violate the terms of this Agreement.

3.8 Burgess covenants and agrees that, (A) at the MSP Special Meeting, he will (i) cause his shares of beneficial interest of MSP to be counted as present thereat for purposes of calculating a quorum, and (ii) vote or cause to be voted at the MSP Special Meeting all of the shares Beneficially Owned by Burgess as of the record date of the MSP Special Meeting (x) in favor of the Merger Proposal, (y) against any proposal made in opposition to, or in competition or inconsistent with, the Merger Proposal, and (z) against any action or agreement that could adversely affect the ability of the Funds to consummate the transactions contemplated by the Merger Proposal; and (B) he will not tender any shares Beneficially Owned by Burgess in the Tender Offer and he will not sell or otherwise Transfer or attempt to Transfer any portion of Shares or any interest therein held by him or by funds or accounts over which he has voting, dispositive, or investment power to any person he knows or should reasonably know may tender their Shares purchased from him in violation of this Section 3.8.

Section 4. Covenant Not to Sue

4.1 Subject to Section 4.3 and in addition to the covenants set forth in Section 3.3(g) hereof, during the Effective Period, Karpus covenants and agrees that it will not, directly or indirectly, including by or through any nominee for trustee that has prior to the date hereof been submitted for approval by the shareholders of MSP and/or MCN, whether or not such nominee has been elected to one or both Boards, initiate or cause to be initiated (or encourage or aid in the initiation of) against a Fund, Madison or their respective Affiliates, or their respective past, present or future directors, trustees, members, officers or employees, directly or indirectly, any suit, action, or proceeding of any kind, or participate in any such action, individually, derivatively, as a representative or member of a class or otherwise, under any contract (express or implied), fiduciary duty, common law or equitable doctrine, law, statute, or regulation, federal, state or local that Karpus has, claims to have had or otherwise may have in connection with, in any way relating to, arising out of, directly or indirectly from or in consequence of any transactions contemplated hereunder. Karpus further releases and discharges the Funds, Madison and their respective Affiliates and their respective past, present and future directors, trustees, members, officers and employees from and waives any and all claims (including, without limitation, any duty to investigate, defend or indemnify), causes of action, obligations, duties, debts, penalties, attorneys' fees, costs, damages, injuries or liabilities of any nature whatsoever, whether based on contract, tort, statute or other legal or equitable theory of recovery, whether now known or unknown, whether foreseen or unforeseen, whether past, present or future, which Karpus has, claims to have had or otherwise may have in connection with, in any way relating to, arising out of, directly or indirectly from or in consequence of any transactions contemplated hereunder. The covenants herein will be a complete defense to any suit, action or proceeding brought in violation of this Section 4.1. Nothing herein limits the right of Karpus to bring an action to enforce this Agreement or based on an alleged material breach of this Agreement.

4.2 Subject to Section 4.3, during the Effective Period, the Funds and Madison, jointly and severally, covenant and agree that they will not, and will cause their Affiliates not to, directly or indirectly, initiate or cause to be initiated (or encourage or aid in the initiation of) against Karpus or its Affiliates or their respective past, present or future partners, principals, directors, members, officers or employees, directly or indirectly, any suit, action, or proceeding of any kind, or participate in any such action, individually, derivatively, as a representative or member of a class or otherwise, under any contract (express or implied), fiduciary duty, common law or equitable doctrine, law, statute, or regulation, federal, state or local that a Fund or Madison has, claims to have had or otherwise may have in connection with, in any way relating to, arising out of, directly or indirectly from or in consequence of any transactions contemplated hereunder. The Funds and Madison, jointly and severally, further release and discharge Karpus and its past, present and future partners, principals, directors, members, officers and employees from and waive any and all claims (including, without limitation, any duty to investigate, defend or indemnify), causes of action, obligations, duties, debts, penalties, attorneys' fees, costs, damages, injuries or liabilities of any nature whatsoever, whether based on contract, tort, statute or other legal or equitable theory of recovery, whether now known or unknown, whether foreseen or unforeseen, whether past, present or future, which a Fund and/or Madison has, claims to have had or otherwise may have in connection with, in any way relating to, arising out of, directly or indirectly from or in consequence of any transactions contemplated hereunder. The covenants herein will be a complete defense to any suit, action or proceeding brought in violation of this Section 4.2. Nothing herein limits the right of a Fund or Madison to bring an action to enforce this Agreement or based on an alleged material breach of this Agreement.

4.3 In the event of a material breach of this Agreement, the covenants set forth in Sections 4.1 and 4.2, as applicable, will not be binding on the aggrieved Party.

Section 5. Press Release; Public Statements

5.1 The Parties acknowledge and agree that immediately following the execution of this Agreement, the Funds will issue a press release announcing the Boards' approval of the Merger and the Tender Offer, and describing the terms of this Agreement, in substantially the form attached as Appendix A hereto. Karpus further agrees that prior to the release of any press release relating to the Merger, the Tender Offer or this Agreement issued by Karpus during the Effective Period (the "Karpus Press Release"), Karpus shall deliver a copy thereof to the Funds and Karpus will not publically release the Karpus Press Release without the written consent of the President of the Funds (which consent shall not be unreasonably withheld, delayed or conditioned). The Parties acknowledge that Karpus is required to file a copy of this Agreement with the Karpus 13D to be filed with the SEC promptly following the date of this Agreement, and following such filing this Agreement shall no longer be confidential.

5.2 Each of MSP, MCN, Madison, Burgess and Karpus agrees that any communication or disclosure relating to the other Party or any of the transactions contemplated hereby will not disparage any other Party hereto. The foregoing shall not apply to any compelled testimony or production of information, either by legal process or subpoena or in connection with a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought.

Section 6. Representations and Warranties

6.1 MSP, MCN and Madison represent and warrant as follows:

(a) Authority. Each of MSP, MCN and Madison has all requisite corporate power and authority to execute and deliver the Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by MSP, MCN and Madison have been duly and validly authorized by all necessary corporate action on the part of MSP, MCN and Madison.

(b) Binding Agreement. This Agreement has been duly executed and delivered by MSP, MCN and Madison, and, assuming the valid authorization, execution and delivery hereof by the other parties hereto, is a valid and binding obligation of MSP, MCN and Madison in accordance with its terms, except as such enforcement may be limited by (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law) and (iii) an implied covenant of good faith and fair dealing.

(c) Execution; No Violations. The execution and delivery of this Agreement by MSP, MCN and Madison does not, and the consummation by MSP, MCN and Madison of the transactions contemplated hereby will not, breach or result in a default under any material indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which MSP, MCN or Madison is a party or by which MSP, MCN or Madison is bound, nor will such action violate the organizational documents of MSP, MCN or Madison or any applicable federal or state statute or rule or any order issued by any Governmental Entity having jurisdiction over MSP, MCN or Madison.

6.2 Karpus represents and warrants as follows:

(a) Authority. Karpus has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations, hereunder. The execution, delivery and performance of this Agreement by Karpus have been duly and validly authorized by all necessary corporate action on the part of Karpus.

(b) Binding Agreement. This Agreement has been duly executed and delivered by Karpus, and, assuming the valid authorization, execution and delivery hereof by the other parties hereto, is a valid and binding obligation of Karpus, enforceable against Karpus in accordance with its terms, except as such enforcement may be limited by (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law) and (iii) an implied covenant of good faith and fair dealing.

(c) Execution; No Violations. The execution and delivery of this Agreement by Karpus does not, and the consummation by Karpus of the transactions contemplated hereby will not, breach or result in a default under any material indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which Karpus is a party or by which Karpus is bound, nor will such action violate the organizational documents of Karpus or any applicable federal or state statute or rule or any order issued by any Governmental Entity having jurisdiction over Karpus.

(d) Share Ownership. As of the date hereof, Karpus is the Beneficial Owner of 1,655,693 and 1,770,923 Shares of MSP and MCN, respectively.

Section 7. Miscellaneous

7.1 Termination. Unless waived by Karpus, this Agreement shall terminate upon the earliest to occur of (the "Termination Date"): (i) the Merger Closing Date does not occur on or prior to October 8, 2018, (ii) the Tender Completion Date does not occur within 60 days of the Merger Closing Date, or (iii) the third anniversary of the Tender Completion Date. This Section 7 hereunder shall survive any such termination.

7.2 Remedies. Each party hereto hereby acknowledges and agrees that irreparable harm will occur in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. It is accordingly agreed that the parties will be entitled to specific performance hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court in the State of Wisconsin, County of Dane, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived. All rights and remedies under this Agreement are cumulative, not exclusive, and will be in addition to all rights and remedies available to either party at law or in equity.

7.3 Jurisdiction; Venue; Waiver of Jury Trial. The parties hereto hereby irrevocably and unconditionally consent to and submit to the jurisdiction of the state or federal courts in the State of Wisconsin, County of Dane, for any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby, and further agree that service of any process, summons, notice or document by U.S. certified mail to the respective addresses set forth in Section 7.6 hereof will be effective service of process for any such action, suit or proceeding brought against any party in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, or the transactions contemplated hereby, in the state or federal courts in the State of Wisconsin, County of Dane, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of MSP, Madison and Karpus (on its behalf and, to the extent permitted by applicable law, on behalf of its Affiliates) waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement.

7.4 Section Headings. Descriptive headings are for convenience only and will not control or affect the meaning or construction of any provision of this Agreement.

7.5 Number; Gender. Whenever the singular number is used herein, the same will include the plural where appropriate, and words or any gender will include each other gender where appropriate.

7.6 Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto will be validly given, made or served, if in writing and sent by U.S. certified mail, return receipt requested, or by overnight courier service:

If to MSP, MCN, Madison or Burgess, to:

Madison Asset Management, LLC
550 Science Drive
Madison, WI 53711
Attention: Kevin S. Thompson
Email: kevint@madisonadv.com

With copies to:

Pamela M. Krill
Godfrey & Kahn, S.C.
One East Main Street, Suite 500
Madison, WI 53701
Email: pkrill@gklaw.com

If to Karpus, to:

Daniel L. Lippincott, CFA
Director of Investment Personnel and Sr. Tax-Sensitive Manager
Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
Email: daniel@karpus.com

With copies to:

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
Email: afinerman@olshanlaw.com

7.7 Severability. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining provisions of this Agreement or affecting the validity or enforceability of any provisions of this Agreement in any other jurisdiction. In addition, the parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any such term, provision, covenant or restriction that is held invalid, void or unenforceable by a court of competent jurisdiction.

7.8 Governing Law. This Agreement will be governed by and construed and enforced in accordance with the laws of the State of Wisconsin.

7.9 Binding Effect; No Assignment. This Agreement will be binding upon and inure to the benefit of and be enforceable by the successors and assigns of the parties hereto. Nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto, or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. No party to this Agreement may, directly or indirectly, assign its rights or delegate its obligations hereunder (whether voluntarily, involuntarily, or by operation of law) without the prior written consent of the other party. Any such attempted assignment will be null and void.

7.10 Entire Agreement. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the parties hereto. This Agreement supersedes all previous negotiations, representations and discussions by the parties hereto concerning the subject matter hereof, and integrates the whole of all of their agreements and understandings concerning same. No prior oral representations or undertakings concerning the subject matter hereof will operate to amend, supersede, or replace any of the terms or conditions set forth in this Agreement, nor will they be relied upon.

7.11 Amendments; Waivers. No provision of this Agreement may be amended other than by an instrument in writing signed by the parties hereto, and no provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought.

7.12 Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

7.13 No Admission of Liability. This Agreement shall not be construed as an admission by any party of any liability or wrongdoing.

7.14 Use of this Agreement. No part of this Agreement, its existence, terms, negotiation, development, implementation or performance shall be admissible or used in any manner in any litigation or proceeding; provided, however, that such evidence may be offered in an action to enforce the terms of this Agreement.

[signatures appear on next page]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

MADISON STRATEGIC SECTOR PREMIUM FUND

By:	/s/ Katherine Frank
	Name:	Katherine Frank
	Title:	President

MADISON COVERED CALL & EQUITY STRATEGY FUND

By:	/s/ Katherine Frank
	Name:	Katherine Frank
	Title:	President

MADISON ASSET MANAGEMENT, LLC

By:	/s/ Kevin Thompson
	Name:	Kevin Thompson
	Title:	Chief Legal Officer

FRANK E. BURGESS (in his individual capacity as a shareholder of Funds and with respect to Sections 3.8 and 5.2 hereof only)

By:	/s/ Frank E. Burgess
	Name:	Frank E. Burgess

KARPUS MANAGEMENT, INC., D/B/A KARPUS INVESTMENT MANAGEMENT

By:	/s/ Daniel L. Lippincott
	Name:	Daniel L. Lippincott, CFA
	Title:	Director of Investment Personnel/ Senior Tax-Sensitive Manager

Appendix A

Joint MSP/MCN Press Release

Madison Strategic Sector Premium Fund and
Madison Covered Call & Equity Strategy Fund
Announce Intention to Merge followed by Tender Offer

MADISON, WI - (BUSINESS WIRE) - June 29, 2018 - Madison Strategic Sector Premium Fund (NYSE: MSP) and Madison Covered Call & Equity Strategy Fund (NYSE: MCN) today announced that the Boards of Trustees of MSP and MCN (collectively, the "Funds") approved the merger of MSP with and into MCN (the "Surviving Fund"), subject to the satisfaction of applicable legal and regulatory requirements (the "Merger"). The two Funds have identical investment objectives and investment strategies. In addition, both Funds are managed by the same portfolio management team at Madison Asset Management, LLC ("Madison"), the investment adviser to the Funds. The Merger, which requires approval by shareholders of both Funds, is expected to be a tax-free transaction completed during the third quarter of 2018.

The Boards of Trustees have also approved conducting a tender offer for up to 25% of the outstanding shares of the Surviving Fund at a price equal to 99.5% of net asset value at the close of trading on the date the tender offer expires (the "Tender Offer"). The Tender Offer would be completed following consummation of the Merger. The specific dates for the Tender Offer will be announced separately, but it is currently anticipated that the Tender Offer will commence in September 2018 and end in October 2018. Additional terms and conditions of the Tender Offer will be set forth in offering materials, which will be distributed to shareholders.

The Funds also announced that they have reached a settlement with Karpus Management, Inc. ("Karpus"), the largest shareholder of both MSP and MCN, pursuant to which Karpus has agreed to support the Merger and withdraw the shareholder proposals and trustee nomination it had previously submitted to MSP and/or MCN (the "Settlement Agreement"). Karpus has also agreed to certain customary standstill provisions. The Settlement Agreement, which is qualified in its entirety by reference to the full text of the Agreement, will be filed by the Funds with the Securities and Exchange Commission (the "SEC") and will be available free of charge at the SEC's website, http://www.sec.gov.

The Boards believe the Merger and subsequent Tender Offer are in the best interests of the Funds and their shareholders. The Merger will permit MSP shareholders to pursue the same investment strategy in a larger fund, while the Tender Offer may help to reduce the trading discount.

###

This press release is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Funds. This press release describes a Merger, which will be conducted pursuant to an agreement and plan of reorganization that will be included in a Form N-14 registration statement, to be filed by MCN (the "Registration Statement"). This Registration Statement has yet to be filed with the SEC. After the Registration Statement is filed with the SEC, it may be amended or withdrawn until the Registration Statement is declared effective by the SEC. A joint proxy statement/prospectus to be included in the Registration Statement will not be distributed to shareholders of the Funds unless and until the Registration Statement is declared effective by the SEC. The joint proxy statement/prospectus will contain information with respect to the investment objectives, risks, charges and expenses of the Funds and other important information about MSP and MCN. The joint proxy statement/prospectus will constitute neither an offer to sell securities, nor will it constitute a solicitation of an offer to buy securities, in any state where such offer or sale is not permitted. When filed with the SEC, the Registration Statement, including the joint proxy statement/prospectus included therein, will be available free of charge at the SEC's website, http://www.sec.gov. This press release also describes a Tender Offer, which has not yet commenced. Any Tender Offer will be made only pursuant to an offer to purchase, a related letter of transmittal and other documents that will be filed with the SEC as exhibits to a tender offer statement on Schedule TO and will be available free of charge at the SEC's website, http://www.sec.gov. Shareholders can also obtain copies of the documents described above, when available, for free by calling 1-800-767-0300.

Shareholders should read (i) any Registration Statement and joint proxy statement/prospectus and (ii) any offer to purchase and tender offer statement on Schedule TO and related exhibits, if and when those documents are filed and become available, as they would contain important information about the Merger and the Tender Offer, respectively. Investors should consider the investment objectives, risks, charges and expenses of MSP and MCN carefully.

Certain statements made in this press release, such as those related to the Merger and the Tender Offer, are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to: market developments; legal and regulatory developments; and other additional risks and uncertainties. As a result, none of Madison, the Fund or any other person assumes responsibility for the accuracy and completeness of such statements in the future.

Each Fund is a diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended. Each Fund has the same investment objective - to provide a high level of current income and current gains, with a secondary objective of long-term capital appreciation. Each Fund pursues its investment objectives by investing primarily in large and mid-capitalization common stocks that are, in the view of Madison, selling at a reasonable price in relation to their long-term earnings growth rates. Under normal market conditions, each Fund seeks to generate current earnings from option premiums by writing (selling) covered call options on a substantial portion of its portfolio securities. Madison is a wholly owned subsidiary of Madison Investment Holdings, Inc.

The Funds, their trustees and officers, as well as Madison, members of its management and employees, may be deemed to be participants in the Funds' solicitation of proxies from shareholders in connection with the Merger. Information concerning the interests of the participants in the solicitation will be set forth in the Registration Statement to be filed with the SEC.